Exhibit 10.1

Joseph C. Lawler

President and Chief Executive Officer

1601 Trapelo Rd., Suite 170

Waltham, MA 02451

Via Federal Express

Mr. Thomas Nightingale

Dear Tom:

It is a distinct pleasure to offer you the position of President, Sales and Marketing for ModusLink Global Solutions, Inc. (“ModusLink” or the “Company”). In this capacity you will be a member of the Company’s Executive Leadership Team and report directly to me. This offer of employment is contingent upon satisfactory reference checks and receiving the approval of the Human Resources and Compensation Committee of the Board of Directors of the Company.

Your annualized base salary will be $400,000, paid bi-weekly. For fiscal year 2012, you will participate in the Company’s FY2012 Executive Management Incentive Plan (the “EMIP”) (as established by the Human Resources and Compensation Committee of the Board of Directors (the “Compensation Committee”)) with a target bonus of 100% of your base salary. The actual bonus payments, if any, which you receive, will be subject to the terms and conditions of the EMIP. All salary and bonus payments are subject to normal deductions and withholdings. For fiscal 2012, 50% of your target bonus will be guaranteed.

In addition, on your start date, you will be granted an option to purchase 400,000 shares of ModusLink common stock (the “Option”). These stock options will be awarded under the Company’s 2010 Incentive Award Plan (the “Plan”) and will be priced at the closing price of ModusLink’s common stock (during normal trading hours) on the date of grant. With respect to the Option, provided you remain employed by the Company on each vesting date, the vesting schedule of the Option shall be as follows: 25% of the shares underlying the Option shall vest and become exercisable on the first anniversary of the date of grant and l/48th of the shares underlying the Option shall vest and become exercisable on each monthly anniversary date of the date of grant starting on the 13th monthly anniversary date of the date of grant, so that the Option becomes fully vested and exercisable on the fourth anniversary of the date of grant.

On your start date, you will also be awarded 50,000 shares of restricted common stock of ModusLink. This award will be made pursuant to the Plan. Provided you remain employed by the Company on each vesting date, the restrictions with respect to the restricted stock award will lapse in three equal annual installments (each with respect to 33 1/3% of the award), on each of the first three anniversary dates of your start date. Further, should I cease to be employed in my capacity as Chief Executive Officer of the Company during your first twelve months of employment, 50% of the

Mr. Thomas Nightingale

restricted stock award will become immediately vested. The Company encourages you to promptly speak with your own tax or legal advisor with respect to the tax effect and any filings that you may want to make with the Internal Revenue Service in connection with this restricted stock award.

The Option and the restricted stock award described above will each be subject to all terms, limitations, restrictions and termination provisions set forth in the Plan and in the separate option and restricted stock agreements (which will be based upon the Company’s standard forms of option and restricted stock agreement) that will be executed to evidence the grant of such Option and award of restricted stock. You will also be required to execute the Company’s standard form of Non-Competition Agreement as a condition of ModusLink granting you an option to purchase ModusLink common stock, awarding you shares of ModusLink restricted stock and your employment with the Company. Additionally, as a condition of employment with the Company, you will be required to execute the Company’s standard form of Non-Disclosure and Developments Agreement.

The Company will also provide you with relocation benefits consistent with the Company’s normal practices and policies. These benefits shall not exceed $100,000 (net of all applicable taxes, taking into consideration your individual tax filings) in the aggregate.

In recognition of the annual bonus you would be forfeiting by joining us on or before December 12, 2011, upon commencement of employment you will also be paid a sign-on bonus of $75,000, less applicable taxes and withholdings (the “Sign-On Bonus”). In the event you voluntarily terminate your employment prior to the first anniversary of your start date, you will be required to return 100% of the Sign-On Bonus to the Company. In the event that you voluntarily terminate your employment prior to the second anniversary of your start date, you will be required to return 50% of the Sign-On Bonus to the Company. Should you remain employed by the Company after the second anniversary of your start date, you will not be required to return any portion of the Sign-On Bonus. In addition you will be awarded 10,000 shares of restricted stock subject to the same vesting schedule and terms as described above with respect to the 50,000 share award.

In addition, you will be provided a monthly car allowance in the amount of $1,000, which will be treated for tax purposes as additional compensation to you. As an employee of the Company, you also will be entitled to vacation in accordance with the Company’s vacation policies and will participate in any and all benefit programs, other than any severance arrangement, that the Company establishes and makes generally available to its employees from time to time, provided you are eligible under (and subject to all provisions of) the plan documents governing those programs. Details of the benefits offered will be reviewed with you in orientation on your first day of employment.

You will be an employee at will, meaning that either you, or the Company, may terminate your employment at any time and for any or no reason, with or without notice.

As a senior executive, you will enter into an Executive Severance Agreement with the Company, which will provide that should the Company terminate your employment without Cause or if the Company requires you to have your primary office more than 60 miles from Waltham, Massachusetts and you elect to terminate your employment, you will be entitled to receive 12 months base salary plus your target bonus. Payment of this amount would be made in accordance

Mr. Thomas Nightingale

with the Company’s regular pay periods, for the 12 month period following your date of termination. In addition, in the event that during your employment with the Company, the Company undergoes a Change in Control, and within one year after the Change in Control your employment is terminated by the Company, other than for Cause, or by you for Good Reason, you will be entitled to receive 12 months base salary plus your target bonus and all unvested outstanding equity awards will become vested. Payment of these amounts would be made in accordance with the Company’s regular pay periods, for the 12 month period following your date of termination, including prorated installments of your bonus. All capitalized terms used in this paragraph are defined in the Executive Severance Agreement and the summary description provided in this paragraph is subject to all terms and conditions contained in the Executive Severance Agreement. In the event of any conflict between the terms of this paragraph and the terms of the Executive Severance Agreement, the Executive Severance Agreement shall govern. Any payment of severance benefits will be conditioned upon your execution of the Company’s standard form of general release.

You represent and warrant that (i) you have advised the Company in writing of any agreement relating to non-competition, non-solicitation or confidentiality between you and your previous employer, (ii) you are not a party to or bound by any other employment agreement, non-compete agreement or confidentiality agreement with any other person or entity which would be violated by your acceptance of this position or which would interfere in any material respect with the performance of your duties with the Company and (iii) you will not use any confidential information or trade secrets of any person or party other than the Company in connection with the performance of your duties with the Company.

In accordance with current federal law, all new employees must provide documentation proving their eligibility to work in the United States. Please review the enclosed Employment Eligibility Verification Form (Form 1-9) and the list of acceptable documents that are required. Since the law requires that this documentation be presented as a condition of employment please have this available on your first day of work. Additionally, this offer is contingent upon you successfully completing the Company’s drug screen. We will provide you the details necessary to complete such testing. You are also required to undergo a background check, including a criminal background check, and your employment is contingent upon results satisfactory to the Company.

We anticipate a start date on or before December 12, 2011. Please confirm your acceptance of this position by signing one copy of this letter and returning it to me. Please complete, sign and return the enclosed Massachusetts Tax Form, W-4, Direct Deposit Form (if you would like to have your pay check directly deposited to a bank account), the Company’s Code of Conduct, and both nondisclosure and non-competition agreements that are enclosed. Also enclosed is a copy of ModusLink’s Policy on Trading of Securities and Public Disclosures for your review.

If you choose to fax the documents, please fax a copy of your signed offer letter and all the enclosed documents to 781-663-5045 and bring the originals with you on your first day. If you wish to overnight the original documents, please mail one copy of your signed offer letter and the entire enclosed package to ModusLink Global Solutions, Inc., 1601 Trapelo Road, Suite 170, Waltham, MA 02451, Attention: Kathleen V. Betts.

Mr. Thomas Nightingale

This offer letter constitutes the entire agreement between you and the Company and supersedes all prior offers, both verbal and written. This offer automatically expires as of the close of business (5:00 p.m., Boston time) on the seventh day following the date this letter. This letter does not constitute a contract of employment or impose on the Company any obligation to retain you as an employee for any set amount of time.

Tom, we are very pleased by the prospect of your addition to our team, and we are confident that you will make a significant contribution to our future success!

Sincerely,

/s/ Joseph C. Lawler
Joseph C. Lawler Chairman and Chief Executive Officer

Agreed and accepted:

/s/ Thomas Nightingale	11/21/11
Thomas Nightingale	Date